News Release	No. 194-2010 October 29, 2010

Platinum Group Metals Announces Over Allotment Exercise

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE:AMEX) (“Platinum Group” or the “Company”) announces that further to its bought deal financing announced October 1, 2010 and closed on October 22, 2010, the underwriters have given notice of their exercise of an option to purchase a further 8.5 million common shares of their available option at $2.05 per common share for gross proceeds of $17.425 million.  Under the previously announced public offering for 61 million common shares at a price of $2.05 per common share, for gross proceeds of $125.05 million, the Company granted the underwriters an option exercisable up until 30 days following closing of the offering to purchase up to an additional 15% of the common shares issued at $2.05 per share to cover over-allotments and for market stabilization purposes.  Closing of this over allotment exercise is expected to occur within several business days.

Company President R. Michael Jones said “We are very pleased with the strong support for the Company.  The additional net proceeds of this overallotment will be applied to our WBJV Project 1 Platinum Mine in South Africa where preparations are now underway to break ground and commence with construction. These additional funds will increase our cash position to approximately $143 million and will be part of the overall project financing which is in process. ”

The securities described above have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.  This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities.

About Platinum Group Metals Ltd. and the WBJV

Platinum Group is based in Vancouver, Canada and Johannesburg, South Africa. Platinum Group has a management team in both Canada and South Africa with successful track records of more than 20 years each in exploration, mine discovery, mine construction and mine operations. Platinum Group holds mineral rights in both Canada and South Africa.  In addition to the WBJV Project, with a completed feasibility study, the Company has two active exploration joint ventures with JOGMEC, the Japanese state company. The Company also owns significant mineral rights in the vicinity of North American Palladium Ltd.’s Lac des Iles Mine north of Thunder Bay, Ontario.  The Company was formed originally in 2000 and amalgamated in 2002 and is focused on the development of platinum operations.

The WBJV is held by a project holding company. Platinum Group Metals has a right to subscribe for additional shares in this company to increase its stake to 74%.  Subscription proceeds are to be applied to project development costs.  The WBJV is located adjacent to the Bafokeng Rasimone Platinum Mine operated by Royal Bafokeng Platinum and is located on the shallow edge, up dip of the same reefs as the Styldrift Project, which is an expansion project of the Bafokeng Rasimone Platinum Mine.  A 26% interest in the WBJV will be held by empowerment partner Wesizwe Platinum.  Wesizwe also holds 100% of the Frischgewaagd-Ledig platinum project adjoining the WBJV area where a proposed transaction for development valued at US $870 million with Chinese state company Jinchuan Group is being finalized.

On behalf of the Board of

Platinum Group Metals Ltd.

“R. Michael Jones”

For further information contact:

R. Michael Jones, President

or Kris Begic, Corporate Development

Platinum Group Metals Ltd., Vancouver

Tel: (604) 899-5450 / Toll Free: (866) 899-5450

The Toronto Stock Exchange and the New York Stock Exchange - AMEX have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements in this press release include, without limitation, statements regarding the Company’s interest in certain of its projects and the intended use of proceeds of the Offering. In addition, the results of the feasibility study may constitute forward-looking statements to the extent that they reflect estimates of mineralization, capital and operating expenses, metal prices and other factors. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, closing of this over allotment, developments on site, variations in market conditions, the nature, quality and quantity of any mineral deposits that may be located, the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.  The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.